WILLIAMS LAW GROUP, P.A.
2503 W. Gardner Ct.
Tampa FL 33611
Phone: 813-831-9348
Fax: 813-832-5284
e-mail: wmslaw@tampabay.rr.com

September 15, 2008

Ms. Jennifer Hardy, Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re:	Flurida Group, Inc.
Registration Statement on Form S-1
Amendment No. 3.
File No. 333-151200

Dear Ms. Hardy:

We have filed on EDGAR the above Amendment No. 3.

With respect to your comments, please be advised as follows:

1.	Financial statements and corresponding information have been updated to comply with Rule 8-08 and Regulation S-X.
2.	Disclosure concerning resale of all non-affiliate shares added to cover page. Page 3.
3.	Reasons for registering for resale all non-affiliate shares disclosed. Page 17.
4.
No loan holders who are affiliates are selling. Disclosure revised to indicate only shareholders acquiring stock on 4/15/2008 were in exchange for their loans. Language clarifying that it was only a debt for equity swap, no cash, added. Page 17.

Page numbers refer to pages in the marked draft filed on EDGAR.

Audited Financial Statements

General

5. The comprehensive income (loss) and its components in financial statements were displayed to comply with SFAS 130, paragraphs 22 through 25.

Independent Registered Public Accounting Firm’s Auditor’s Report on Consolidated Financial Statements, Audited Financial Statements, page F-3

6. Revised. The cumulative periods presented on the statement of loss and statement of cash flows were referred in auditor’s report and consent.

Notes to the Financial Statements

Note B - Significant Accounting policies

Loans from Shareholders, page F-12

7. Corrected. The loans advanced from all shareholders are short-term loans for 6 months and were correctly presented as current liabilities in balance sheets. Please see revised balance sheets.

Note C - Related Party Transactions

Cost of Goods Sold, page F-14

8. Revised and clarified. The management of Zhong Nan Fu Rui disclosed to Flurida Group, Inc. that, Zhong Nan Fu Rui adopted the cost plus pricing policies with market adjustment, negotiable with customers. Zhong Nan Fu Rui adopted the cost plus system for all the products for all customers including the icemakers exclusively distributed by Flurida Group, Inc. Specifically, the selling price is determined by total actual manufacturing cost of direct manufacturing materials (parts), direct manufacturing labor, and allocated manufacturing overhead cost, plus 5-10% of total manufacturing cost. Zhong Nan Fu Rui’s minimum gross profit margin is 5%.

Note F - Error Correction for Accounting of Organization Costs, page F-15

9. Corrected. The computation errors were corrected.

Unaudited Financial Statements
Consolidated Statement of Income, page F-24

10. Revised. Statement of loss was used instead of statement of income.
11. Corrected. The computation errors were corrected.

Page number references are to pages in the marked copy filed on EDGAR.

Thank you for your consideration.

Sincerely,

/s/ Michael T. Williams, Esq.

Michael T. Williams, Esq.